EXHIBIT A

Revised Tables in 2011 Form 20-F

The following tables supersede the corresponding tables on the indicated pages of our 2011 Form 20-F:

Revision to Page 5 of 2011 Form 20-F

	At December 31,			At January 1, 2009
	2011	2010	2009
	(in US$ millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,350.2	1,393.1	1,592.4	1,820.7
Financial assets	753.6	733.5	953.8	380.8
Other current assets	3,065.6	2,856.2	3,096.5	3,669.0
Property, plant and equipment	1,450.4	1,201.0	1,101.3	1,059.6
Intangible assets	808.3	716.3	725.5	689.9
Other long-term assets	1,430.2	1,490.9	1,420.0	1,331.2

Total assets	8,858.3	8,391.0	8,889.5	8,951.2

Short-term loans and financing	251.8	72.6	592.4	539.0
Other current payables	2,589.9	2,316.1	2,158.2	2,986.9
Long-term loans and financing	1,406.3	1,362.2	1,465.9	1,300.8
Other long-term liabilities	1,492.5	1,508.6	1,790.0	1,598.9
Company shareholders’ equity	3,007.3	3,028.4	2,792.7	2,455.6
Noncontrolling interest	110.5	103.1	90.3	70.0

Total shareholders’ equity	3,117.8	3,131.5	2,883.0	2,525.6

Total liabilities and shareholders’ equity	8,858.3	8,391.0	8,889.5	8,951.2

Revision to Page 79 of 2011 Form 20-F

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$ millions)
Loans and interest	2,113.9	313.7	464.9	213.3	1,122.0
Pension fund	207.5	21.7	41.3	41.3	103.2
Capital lease obligations	3.2	1.4	1.6	0.2	—
Operating leases	17.5	2.9	4.5	0.6	9.5
Purchase obligations	829.9	829.9	—	—	—
Non recourse and recourse debt	462.6	312.8	31.8	44.6	73.4
Customer advances	1,070.1	856.1	179.8	32.7	1.5
Contribution from suppliers	1.9	0.9	1.0	—	—
Financial guarantees	494.9	—	402.5	69.7	22.7
Other liabilities	161.4	5.9	37.5	70.9	47.1

Total	5,362.9	2,345.3	1,164.9	473.3	1,379.4

Revision to Page 125 of 2011 Form 20-F

	Total Outstanding Amount	Outstanding Amount by Year of Maturity
		2012	2013	2014	2015	2016	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In reais	919.1	919.1	—	—	—	—	—	919.1
In Euro	20.2	20.2	—	—	—	—	—	20.2
In Other Currencies	81.5	81.5	—	—	—	—	—	81.5
Trade accounts receivable
In reais	55.0	55.0	—	—	—	—	—	55.0
In Euro	48.1	48.1	—	—	—	—	—	48.1
In Other Currencies	0.1	0.1	—	—	—	—	—	0.1
Deferred income tax assets
In reais	51.9	20.9	15.1	10.7	3.6	1.6	—	51.9
In Euro	10.9	10.9	—	—	—	—	—	10.9
In Other Currencies	3.1	3.1	—	—	—	—	—	3.1
Other assets
In reais	376.7	135.2	241.5	—	—	—	—	376.7
In Euro	24.0	22.7	1.3	—	—	—	—	24.0
In Other Currencies	1.0	1.0	—	—	—	—	—	1.0
Total Assets in reais	1,402.7	1,130.2	256.6	10.7	3.6	1.6	—	1,402.7
Total Assets in Euro	103.2	101.9	1.3	—	—	—	—	103.2
Total Assets in Other Currencies	85.7	85.7	—	—	—	—	—	85.7
LIABILITIES
Loans
In reais	621.0	182.5	278.5	41.6	38.7	34.1	45.6	621.0
In Euro	29.6	6.5	0.4	1.1	5.8	6.5	9.2	29.9
Accounts payable to suppliers
In reais	56.7	56.7	—	—	—	—	—	56.7
In Euro	65.7	65.7	—	—	—	—	—	65.7
In Other Currencies	0.7	0.7	—	—	—	—	—	0.7
Customer advances
In reais	147.3	147.3	—	—	—	—	—	147.3
Other accounts payable & accrued liabilities
In reais	208.2	187.9	20.3	—	—	—	—	208.2
In Euro	42.9	42.9	—	—	—	—	—	42.9
In Other Currencies	4.3	4.3	—	—	—	—	—	4.3
Taxes and payroll charges payable
In reais	465.5	187.6	135.8	96.1	32.3	13.8	—	465.6
In Euro	5.1	5.1	—	—	—	—	—	5.1
In Other Currencies	0.6	0.6	—	—	—	—	—	0.6
Accrued taxes on income
In reais	1.3	1.3	—	—	—	—	—	1.3
In Euro	8.5	8.5	—	—	—	—	—	8.5
In Other Currencies	1.4	1.4	—	—	—	—	—	1.4
Deferred income tax liabilities
In reais	—	—	—	—	—	—	—	—
In Euro	0.1	0.1	—	—	—	—	—	0.1
Contingencies
In reais	62.1	25.0	18.1	12.8	4.3	1.9	—	62.1
In Euro	0.5	0.5	—	—	—	—	—	0.5

	Total Outstanding Amount	Outstanding Amount by Year of Maturity
		2012	2013	2014	2015	2016	Thereafter	Total Fair Value
	(in US$ millions)
Total liabilities in reais	1,562.1	788.3	452.7	150.5	75.3	49.7	45.6	1,562.1
Total liabilities in Euro	152.4	129.3	0.4	1.1	5.8	6.5	9.2	152.7
Total liabilities in Other Currencies	7.0	7.0	—	—	—	—	—	7.0
Total exposure in reais	(159.4)	341.9	(196.1)	(139.8)	(71.7)	(48.2)	(45.6)	(159.5)
Total exposure in Euro	(49.2)	(27.4)	0.9	(1.1)	(5.8)	(6.5)	(9.2)	(49.5)
Total exposure in Other Currencies	78.7	78.7	—	—	—	—	—	78.7
DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (Swap URTJLP X USD Fixed)
Notional amount	107.0	—	107.0	—	—	—	—	2.2
Average interest paid in US$	9%	—	—	—	—	—	—	—
Average interest paid in RS$	75.08%	—	—	—	—	—	—	—

	CDI

Swap (fixed interest into variable interest – US$)
Notional amount	159.6	9.8	10.4	10.8	10.6	14.4	103.7	28.5
Average interest paid in US$	6%	—	—	—	—	—	—	—
Swap (fixed interest into variable interest – US$)
Notional amount	5.9	0.3	0.3	0.4	0.4	0.4	4.1	(0.7)
Average interest paid in US$	1.23%	—	—	—	—	—	—	—
Net exposure in assets/liabilities
In reais	(52.4)	341.9	(89.1)	(139.8)	(71.7)	(48.1)	(45.6)	(157.2)
In Euro	(49.2)	27.5	0.9	(1.1)	(5.8)	(6.5)	(9.2)	(49.5)
In Other Currencies	78.7	78.7	—	—	—	—	—	78.7